2200 Ross Avenue, Suite 2200
Dallas, Texas 75201-6776 Telephone: 214-740-8000
Fax: 214-740-8800
www.lockelord.com

Kenneth L. Betts
Direct Telephone: 214-740-8696
Direct Fax: 214-756-8696
kbetts@lockelord.com
September 13, 2011
Via Facsimile
Mr. Tom Kluck
Legal Branch Chief
Securities and Exchange Commission
Washington, DC 20549

Re:	Plymouth Opportunity REIT, Inc. File No. 333-173048
Dear Mr. Kluck:
     Set forth below are the responses of Plymouth Opportunity REIT, Inc. (the “Company”) to certain of the Commission’s comments in its letter dated September 9, 2011 regarding Amendment No. 4 to the Company’s Registration Statement on Form S-11. To expedite your review, we have attached hereto the changed pages to Amendment No. 4, marked to show the changes made in response to the Commission’s comments. We understand that the Commission may have additional comments after reviewing the changed pages and the responses set forth below.
     For your convenience, the Commission’s comments have been repeated herein in bold font, with the Company’s responses immediately following each of the Commission’s comments.
General
1.	We note your disclosure on the cover page of the prospectus and throughout the registration statement that you will only pay distributions from operating cash flow. Please clarify throughout the document whether this will be net operating cash flow under GAAP or if it means something else.

In response to the Staff’s comment, we have revised the disclosure on the cover page of the prospectus and elsewhere in the prospectus where applicable to clarify that the operating cash flow from which distributions will be payable will be under GAAP.

September 13, 2011

Prospectus Summary, page 1
What are the fees that you will pay...?, page 13
Reimbursement of Other Organization and Offering Expenses, page 14
2.	We note your revised disclosure in this section. Please clarify that the .4% of additional underwriting compensation is included in the 1.5% expected total of organization and offering expenses. Further, please explain the purpose of this amount. Please also explain this fee in your disclosure on page 165.

In response to the Staff’s comment, we have revised the disclosure on page 10 of the prospectus under the caption “How will you use the proceeds raised in this offering?” and elsewhere in the prospectus as applicable to clarify that the additional underwriting compensation is included in the 1.5% of additional organization and offering expenses
Sub-Advisors, page 74
3.	We note your response to comment 5 of our letter dated August 22, 2011. We note that you revised your disclosure to state that there are no officers of Haley Real Estate Group, LLC (“Haley Group”). It appears that most of the significant employees of the Haley Group are actually employees of Dial Equities. Please provide more detailed disclosure regarding this relationship. Please advise whether the Haley Group has significant employees and clarify how many employees the Haley Group directly employs. Please explain if the employees of Dial Equities are performing the services that are being provided to you by the Haley Group. If so, please disclose why you have not directly contracted with Dial Equities for sub-advisory services.

In response to the Staff’s comment, we have revised the disclosure on page 78-79 of the prospectus under the caption “Sub-Advisors” to add the requested disclosure.

Sincerely,
/s/ Kenneth L. Betts
Kenneth L. Betts

cc:	Stacie Gorman Jeffrey E. Witherell Bryan L. Goolsby, Esq.